

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 5, 2018

<u>Via E-mail</u>
Mr. DeLome Fair
President and Chief Executive Officer
Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, Texas 77056

> **Re: Synthesis Energy Systems, Inc.**
> **Form 10-K/A for the Year Ended June 30, 2017**
> **Filed April 27, 2018**
> **File No. 1-33522**

Dear Mr. Fair:

As of June 1, 2018, we have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction